LORRAINE YOUNG FCIS
COMPANY SECRETARY

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

8 January 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

02015121

SUPPL

Dear Sirs and Mesdames,

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Lorraine Young
Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dly
1/14

82 - 5205

BRAMBLES SELLS NORTH AMERICAN EQUIPMENT RENTAL BUSINESS

Brambles Industries today announced that it has completed the sale of Brambles Equipment Services Inc. ("BESI"), its North American equipment rental business, to National Equipment Services, Inc., a NYSE listed company, which is engaged in the rental of speciality and general equipment to industrial and construction end-users.

The sale values the BESI business at US$122 million, of which US$94 million was paid in cash at closing, with the balance of the purchase consideration to be paid to Brambles as BESI's trade receivables are collected. BESI had net assets of approximately US$160 million at closing and reported earnings of US$9 million (before interest and tax) for the fiscal year ending June 30, 2001.

The divestment of BESI is a further important step in the realisation of Brambles' strategy to focus on its core businesses. It follows the announcement in late December, 2001 of Brambles' agreement to sell Wreckair Hire, its Australian equipment rental business. Both sales have been achieved despite difficult market conditions globally, in the equipment rental industry.

Completion of the divestment of BESI is the eighth in Brambles' current divestment programme and will bring aggregate proceeds to approximately A$1.25bn.

For further information contact:

London		
Media	Rob Gurner, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Sydney		
All Enquiries	Ron Burke	+61 (0) 2 9256 5255
	Edna Carew	+61 (0) 2 9256 5204